Exhibit 99.12

RNS Number: 8545W
InterContinental Hotels Group PLC
23 March 2004

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 750,000 of its ordinary shares at a price of 492.4613p per share.

This information is provided by RNS
The company news service from the London Stock Exchange

END